6 July 1999
                                                                           16/99

                   REUTERS ANNOUNCES SENIOR APPOINTMENTS AND A
                             NEW BUSINESS DIVISION

London - Reuters announced today that David Ure, an executive director and head of its Trading Systems Division, is to assume a new role within the Group. Ure, 51, will take strategic responsibility at Board level for accelerating plans for the Group's existing services to exploit internet technology and networks. This will enable the company to take full advantage of the opportunities presented by the e-commerce revolution for generating new business and reaching a wider audience. Ure continues to lead the Group's overall technical strategy.

Philip Green, 46, currently chief operating officer, Europe and Africa, at DHL International, will join Reuters to succeed Ure as the Trading Systems Division's chief executive. He will take up his new role in September and will report to Peter Job, Reuters chief executive. Ure and Green will work together in a handover period which is expected to last until the end of the year. The Reuters Trading Systems Division comprises transaction systems for the foreign exchange and money markets, software products for the distribution of information within customer organisations, risk management, and new initiatives which facilitate the cost-effective handling of equity orders.

Separately, Reuters is establishing a new division, Reuters Ventures. It will play a major role in investing in new initiatives in the Internet and e-commerce areas and is intended to achieve further penetration in markets outside finance such as the corporate sector. The division will be responsible for the relationship with Dow Jones Reuters Business Interactive LLC, the recently announced joint venture between Reuters and Dow Jones. Reuters Ventures will include the traditional news and television agency business, new media services supplied to internet websites, new business developments and the Reuters Greenhouse Fund.

Jeremy Penn, 40, currently Reuters managing director, Asia, will become chief executive officer, Reuters Ventures, based in the United States. He will take up his new post on 1 January 2000 and will report to Rob Rowley, Reuters finance director, who will be responsible for the new division at Board level. They will both work closely with David Ure in his new role.

PETER JOB, Reuters chief executive, said: "David Ure's appointment may be traced back to the two important decisions we made some years ago to set up a new media unit in the United States and to invest in the internet companies in Silicon Valley and elsewhere. Both programmes have been successful and have brought us profit, useful assets and invaluable experience. We are creating the new internet portfolio at Board level because we feel we are ready to move further, faster.

"The transition to the Internet is relevant to all parts of the Group, but will be given a push forward with the setting up of Reuters Ventures and the assignment of Jeremy Penn, a senior executive with all-round experience, to work with Rob Rowley and David Ure in the development of new markets.

"The directors are pleased to welcome Philip Green to Reuters and wish him every success."

End.

CONTACT

Geoff Wicks                                          Tel: 0171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Peter V. Thomas                                      Tel: 0171 542 7457
Director, Media Relations
peter.v.thomas@reuters.com

Adrian Duffield                                      Tel: 0171 542 4728
Manager, Group Corporate Relations
adrian.duffield@reuters.com

NOTE TO EDITORS

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users located in 57,900 organisations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at 31 December 1998. Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 182 bureaux serving 157 countries. News is published in 23 languages.

For more details see www.reuters.com/aboutreuters

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

15 July 1999
                                                                       No: 17/99

REUTERS ANALYTICS


London - Reuters said today that the United States Attorney's Office for the Southern District of New York has closed the federal grand jury investigation of its Stamford, Connecticut-based subsidiary Reuters Analytics Inc.
and decided not to file charges of any sort.

Reuters was informed of this decision by the US Attorney's Office today.

As Reuters has previously stated, the investigation was primarily focused on Reuters Analytics' relationship with a New York-based consultant who entered into a subscription agreement with Bloomberg LP and thereafter provided Bloomberg information to Reuters.

As Reuters has also previously said, the investigation was not focused on attempts to break into Bloomberg's central computer to extract proprietary code
- as had been incorrectly asserted in some public media reports in early 1998.

With this decision from the US Attorney's Office, the investigation has been concluded without the US government issuing any claim of violation of law.

PETER JOB, Reuters Chief Executive, said: "Reuters is very pleased that the US Attorney's Office has closed its investigation and concluded that no charges of any sort are warranted. Almost 18 months ago I was asked if we thought Reuters would suffer discrimination as a foreign company during the investigation. I replied at the time that we had faith in the fairness of the US criminal justice system. I have no reason to change that view having observed the professionalism exhibited by the US Attorney's Office. We are gratified by the result."

END

CONTACT:

Peter.V.Thomas                                        Tel: 0171 542 4890
Director, Media Relations
peter.v.thomas@reuters.com

Geoff Wicks                                           Tel: 0171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Adrian Duffield                                       Tel: 0171 542 4728
Manager, Corporate Communications
adrian.duffield@reuters.com

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

Contact: Adam Wolf                                        Tel: 212-603-3581
         Manager, Media Relations, Reuters America Inc.
         adam.wolf@reuters.com


                      REUTERS TO EXPAND NEW MEDIA BUSINESS


New York, July 29, 1999 - Reuters today announced it has established a new global business unit, New Media International. Its purpose is to expand internationally the success Reuters New Media Inc. has enjoyed in the US by aggressively pursuing similar Internet publishing activities in Europe, Asia, and Latin America. The newly created unit aims to make Reuters a global brand-name for general news, business news and financial data on the Internet.

Andrew Nibley is appointed President, New Media International. The new unit will be a part of Reuters Ventures, the recently formed global division which focuses on initiatives in the Internet and e-commerce areas.

Reuters New Media Inc. has established itself as a leading US provider of news content on the Internet, supplying information to more than 225 web sites, including the major portals, Yahoo!, America Online, Lycos, Excite and the Go Network. Reuters attracts between 12 and 14 million "unique visitors"* a month to its content on the Internet.

Reuters will invest significant staff and resources to develop the unit during the remainder of 1999 and throughout 2000. About half of the new staff will be in content and presentation; the remainder in sales, marketing and technical functions. Initial targets for this expansion are the UK, France, Germany, Japan, China and Brazil.

Other appointments at New Media International include: David Graves, Executive Vice President, Marketing and Business Development; James Hohman, Executive Vice President, Sales; Gregory Pasche, Vice President Marketing and Business Development, Europe; Lavinia Calvert, Vice President, Marketing and Business Development, Asia; Alexa Smith, Vice President, Marketing, the Americas; and Jerome FitzGibbons, Vice President, Business Development, the Americas.

ANDREW NIBLEY, President, New Media International, said: "This is a very exciting time at Reuters. We see great opportunities to expand the proven success of Reuters New Media on a global scale. That Reuters decided to establish this new group, emphasizes the company's commitment to growing its business and enhancing its brand on the Internet."

* The term "unique visitors" refers to the number of distinct visitors to a Website once in a given month. Unique visitors are unduplicated (counted only once).

END

NOTE TO EDITORS

REUTERS
Reuters (NASDAQ: RTRSY) supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investments data, numerical, textual, historical, and graphical databases plus news, graphics, news video, and news pictures, reaching over 519,000 users in 57,700 locations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses Internet technologies for wider distribution of information and news. The Group employed 16,898 staff in 212 cities in 95 countries as of June 30, 1999.

Reuters is the world's largest news and television agency with 1,946 journalists, photographers and camera operators in 183 bureaus serving 157 countries. News is published in 22 languages. For more details, see www.reuters.com/aboutreuters.

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

FOR RELEASE 7/27/99 8:30 EST


                  ARCHIPELAGO ANNOUNCES INVESTMENT BY INSTINET

        ARCHIPELAGO WILL SEEK SEC APPROVAL TO REGISTER AS STOCK EXCHANGE

CHICAGO, ILL. (JULY 27, 1999) - Archipelago, a leading U.S.-based electronic communications network (ECN) for trading NASDAQ stocks announced today that Instinet will acquire a 16.4 percent interest in Archipelago.
Financial details of the investment were not disclosed.

         Archipelago also announced that it plans to seek SEC approval to establish itself as a registered, self-regulating stock exchange.

         Instinet, a wholly-owned subsidiary of Reuters Group PLC (Nasdaq:
RTRSY) and the world's largest agency broker, joins a distinguished group of investors in Archipelago. Other investors include E*TRADE Group, Inc., (NASDAQ:
EGRP), Goldman Sachs Group Inc. (NYSE: GS), J.P. Morgan (NYSE: JPM) and American Century Companies.

         Gerald Putnam, CEO of Archipelago said: "The combination of Instinet, E*TRADE, Goldman Sachs, J.P. Morgan and American Century creates a powerful group to support our efforts to establish a registered electronic trading exchange that addresses the needs of institutions and individuals alike for fast, fair execution of trades. It also demonstrates confidence in Archipelago's open architecture and state-of-the-art technology."

         Douglas M. Atkin, president and CEO of Instinet said: "Advancing technology, regulatory shifts and new business models are creating dramatic changes in the way securities are traded around the world. Instinet strongly believes that efficient market structures are critical in bringing value to all investors and issuers." He added, "Archipelago's effort to create the new all-electronic exchange is an important move in that direction."

         In 1997, the SEC created a regulatory platform for the role of ECN capabilities in the national marketplace. In 1998, the SEC passed regulations permitting the creation of all-electronic stock exchanges.

         On Archipelago's bid to become an exchange, Putnam said: "Archipelago has the right technology, approach and business partners to create a self-regulating exchange. We will work closely with the SEC to make the vision a reality."

         "Instinet and Archipelago are also currently reviewing other opportunities to work together that capitalize on some related technologies and shared market philosophies," said Atkin.

         In May, Instinet led a Consortium that acquired a majority interest in Tradepoint Financial Networks PLC (TFN.V), a for-profit, U.K.-based electronic stock exchange. Archipelago is a member of the Consortium. Other members include J.P. Morgan, American Century, Morgan Stanley Dean Witter & Co., and Warburg Dillon Read.

         Archipelago, formed as a joint venture with software developer, Townsend Analytics, is one of the original four ECNs approved in January 1997 by the U.S. Securities and Exchange Commission (SEC). Since its inception, Archipelago has offered subscribers outbound order preferencing to effectively create a national limit order book for Nasdaq stocks.

Its leading-edge technology, open architecture and innovations, such as sweep functionality based on a proprietary algorithm, ensure the best execution for investors. Archipelago is also the only ECN with major investors in both the institutional and retail financial services sectors. The Archipelago trading system provides investors fast, cost-efficient and anonymous access to the market. Its average daily volume has more than doubled since December.

         Instinet, founded in 1969 as an agency broker, is now the global leader in agency brokerage and the development of innovative electronic trading technology, offering equity trading, research and direct electronic access to global markets. Instinet is a member of 17 exchanges in North America, Europe, and Asia. Instinet pioneered the use of advanced technology to improve the trading performance of investment professionals worldwide. That principle still guides its growth and development as a leader in providing electronic brokerage services to investors and issuers in the world markets. Instinet is a member of 17 exchanges in North America, Europe, and Asia, and has offices in New York, London, Paris, Frankfurt, Zurich, Hong Kong, Tokyo, Sydney and Toronto.


NOTES TO THE EDITOR ATTACHED:

Background on other Archipelago investors:

         E*TRADE, a global leader in online personal financial services, has emerged as the world's most-visited online investing site. The content-rich Destination E*TRADE web site offers value-added investing and research features, premium customer service and a fully redundant, proprietary Stateless ArchitectureSM infrastructure. E*TRADE intends to expand its global positioning by launching branded web sites in the top 20 financial markets worldwide. In recognition of its innovation and industry leadership, E*TRADE was ranked the best online brokerage by Gomez Advisors (Summer 1999) and Lafferty Information and Research Group (4Q98, 1Q99). E*TRADE was also the first securities and financial services company to be awarded both the WebTrust seal of assurance by the American Institute of Certified Public Accountants (AICPA) and the "Trustmark" seal of approval from TRUSTe.

         Goldman Sachs is a leading global investment banking and securities firm, providing a full range of investing, advisory and financing services worldwide to a substantial and diversified client base, which includes corporations, financial institutions, governments and high net worth individuals. Founded in 1869, it is one of the oldest and largest investment banking firms. The Firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.

         J.P. Morgan is a leading global financial firm that meets critical financial needs for business enterprises, governments, and individuals. The firm advises on corporate strategy and structure, raises capital, makes markets in financial instruments, and manages investment assets. Morgan also commits its own capital to promising enterprises and invests and trades to capture market opportunities.

         American Century serves nearly 2 million individual and institutional investors. Through its broad selection of nearly 70 mutual funds, the company manages approximately $90 billion in assets. American Century has offices in Kansas City, San Francisco, Singapore, Greenwich, and Denver. James E. Stowers Jr. founded the company in 1958 and serves as chairman. His son, James E. Stowers III, is chief executive officer and William M. Lyons is president and chief operating officer.

CONTACT NAMES:

ARCHIPELAGO
Mary Lyn Kurish
312-960-0725
www.tradearca.com

Arsenio Oloroso of Hill & Knowlton for Archipelago
312-255-3074

INSTINET CORPORATION
Terrence Mulry
212-310-9554
Lorrie Harte Benwell
0171-680-3008
www.instinet.com

E*TRADE
Dave Murray of Neal-May & Partners for E*TRADE Group Inc.,
650-328-5555, ext. 114
www.etrade.com

J.P. MORGAN
Chris Molanphy
212-648-8213
www.jpmorgan.com

AMERICAN CENTURY
Chris Doyle
816-340-4638
www.americancentury.com


# # #